UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

On October 26, 2018, Deutsche Bank AG published the media release set forth below. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Media Release | October 26, 2018

Deutsche Bank announces external auditor rotation

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE/ NYSE: DB) has decided to recommend the appointment of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft as external auditor. This recommendation will be put to shareholders at the 2019 Annual General Meeting (AGM).

New European and national regulations require a rotation of the external auditor at regular intervals. Therefore it is not possible to extend the mandate of the bank’s current external auditor, KPMG AG Wirtschaftsprüfungsgesellschaft. The tender process for a new external auditor was announced in February 2018. An extensive and rigorous evaluation process held over the last seven months was run independently by the Audit Committee of the Supervisory Board.

Deutsche Bank anticipates that following the appointment, the new external auditor will review the interim financial statements of the first quarter of 2020 and will be recommended at the 2020 AGM as external auditor for the full financial year 2020. The auditor’s mandate will cover both Deutsche Bank AG and the Deutsche Bank Group.

Going forward, as required by EU regulation and German law, the bank plans to undertake a rotation of its external auditor at least every ten years.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 29, 2018

	By:	/s/ Serdar Oezkan
	Name:	Serdar Oezkan
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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